August 8, 2011

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Casella Waste Systems, Inc.
Registration Statement on Form S-3
Filed on June 24, 2011
File No. 333-175107

Dear Ms. Long:

On behalf of Casella Waste Systems, Inc. (“Casella” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).

This Amendment No. 1 is being filed in response to comments contained in a letter dated July 19, 2011 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John W. Casella, Chairman and Chief Executive Officer of the Company.

For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.  The Company has responded to the comments in the Letter by making changes to Exhibit 5.1, which is filed with Amendment No. 1.

Exhibit 5.1

1.                                       For the depositary shares, counsel must opine that holders of the securities will be entitled to the rights afforded to them under the depositary share agreement. Please revise.

Response:

In response to the Staff’s comment, WilmerHale has revised its opinion filed as Exhibit 5.1 to the Registration Statement to include an opinion that holders of the securities will be entitled to the rights afforded to them under the depositary agreement.

2.                                       Provide written confirmation that counsel concurs with our understanding that the reference to the General Corporation Law of the State of Delaware in the eighth paragraph includes the statutory provisions, including judicial decisions interpreting those laws.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has confirmed that WilmerHale concurs that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

*    *    *

If you require additional information, please telephone the undersigned at (202) 663-6000.

Very truly yours,

/s/ Erika L. Robinson
Erika L. Robinson

cc:                                 Jeffrey A. Stein, WilmerHale

John W. Casella, Casella Waste Systems, Inc.